Exhibit 99.1

NEWS RELEASE

Endeavour Silver Sets New Production Records in 4th Quarter, 2011;
Silver Production Up 25% to 1,120,780 oz, Gold Output up 45% to 7,045 oz

Endeavour Delivers its 7th Consecutive Year of Production Growth in 2011;
Silver Production up 14% to 3,730,127 oz, Gold Output up 23% to 21,810 oz
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Vancouver, Canada – January 10, 2012 - Endeavour Silver Corp. (NYSE: EXK, TSX: EDR, Frankfurt: EJD) announced today record-setting silver and gold production from the Company’s two operating silver mines in Mexico, the Guanacevi Mine in Durango State and the Guanajuato Mine in Guanajuato State for the Fourth Quarter, 2011.

In Q4, 2011, silver production was up 25% to 1,120,780 ounces (oz) and gold production was up 45% to 7,045 oz compared to the Fourth Quarter, 2010.

Production Highlights - Fourth Quarter, 2011 (Compared to Fourth Quarter, 2010)

•  Silver production up 25% to 1,120,780 oz
•  Gold production up 45% to 7,045 oz
•  Silver and equivalents production up 29% to 1.4 million oz (at a 45:1 silver:gold ratio)
•  Revenues down 39% to US$17.5 million due to reduced metal sales (see below)
•  Metal held in inventory at year-end included 980,000 oz silver and 5,400 oz gold

Due to the correction in metal prices in the 4th quarter 2011, Endeavour management elected to hold a significant portion of the Q4 silver and gold production in inventory rather than sell at the lower prices.  Management plans to monitor the metal prices closely and sell some or all of the silver and gold in inventory at appropriately higher metal prices, or if the need arises for more cash.

As a result, the Company sold only 400,000 oz silver and 4,000 oz gold in Q4, 2011 and metal inventories rose to 812,000 silver oz and 3,000 gold oz in bullion and another 168,000 oz silver and 2,400 oz gold recoverable from concentrate as of December 31, 2011. Therefore, revenues dipped 39% in the 4th quarter to US$17.5 million and Endeavour’s 4th quarter and 2011 annual earnings will not reflect the ounces withheld from sale and currently in inventory.

Endeavour delivered its seventh consecutive year of production growth and exceeded its production guidance of 3.7 million oz silver and 19,000 oz gold for the year.  Silver production rose 14% to 3,730,127 oz silver and gold output escalated 23% to 21,810 oz compared to 2010.

Production Highlights - 2011 (Compared to 2010)

•  Silver production up 14% to 3,730,127 oz
•  Gold production up 23% to 21,810 oz
•  Silver and equivalents production up 15% to 4.7 million oz (at a 45:1 silver:gold ratio)
•  Revenues up 48% to US$128 million
•  Annual realized silver price up 82% to US$35.61 per oz sold
•  Annual realized gold price up 27% to US$1,570 per oz sold

Bradford Cooke, Chairman and CEO, commented, “Our operations team is to be congratulated for doing yet another outstanding job in 2011.  Thanks to the successful completion of our Guanajuato mine and plant expansion to 1000 tonnes per day (tpd) on time and budget, Endeavour continued its track record of meeting its production guidance and delivering growth for its shareholders.

“Our exploration team is also to be congratulated for discovering multiple new high grade veins at Guanajuato such as the thick, high grade Daniela vein.  As a result of these discoveries, management was able to open the new Lucero South mine in 2010 and expand the Guanajuato plant capacity to 1600 tpd in 2011, thereby leaving the door open for future mine expansion.”

Production Table - Fourth Quarter, 2011

Mine	Tonnes Produced	Tonnes per day	Grade Ag g/t	Grade Au g/t	Recovery Ag %	Recovery Au %	Silver Oz	Gold Oz
Guanacevi	98,716	1,073	320	0.56	74.2	87.2	753,353	1,551
Guanajuato	85,665	931	173	2.48	77.1	80.3	367,428	5,494
Consolidated	184,381	2,004	252	1.45	75.0	82.0	1,120,780	7,045

Production Table - 2011

Mine	Tonnes Produced	Tonnes per day	Grade Ag g/t	Grade Au g/t	Recovery Ag %	Recovery Au %	Silver Oz	Gold Oz
Guanacevi	363,076	995	311	0.69	73.9	85.4	2,682,035	6,867
Guanajuato	238,797	654	183	2.51	74.7	77.5	367,428	14,943
Consolidated	601,873	1,649	260	1.41	74.1	79.8	3,730,127	21,810

Endeavour plans to release an update on its 2011 exploration results and 2012 exploration program in mid-January; our 2012 production guidance in late January; the annual update of NI 43-101 reserves and resources in early March; and the 2011 audited financial results and 2012 outlook in late March, 2012.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

BRADFORD COOKE
Chairman and CEO

About Endeavour Silver Corp. – Endeavour Silver is a mid-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted seven consecutive years of growing silver production, reserves and resources. The organic expansion programs now underway at Endeavour’s two operating silver mines in Mexico combined with its strategic acquisition and exploration programs should facilitate Endeavour’s goal to become the next premier mid-tier silver mining company.

Contact Information - For more information, please contact Hugh Clarke toll free at 877-685-9775, or tel: (604) 685-9775, fax: (604) 685-9744, email hugh@edrsilver.com, website, www.edrsilver.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2011 and the timing and results of exploration drill programs. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.